UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )

Prospect Global Resources Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74348X103
(CUSIP Number)

 November 8, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)
[X	] Rule 13d-1(c)
[	] Rule 13d-1(d)

CUSIP No. 74348X103
1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert W. Flynn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 5,714,285
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 5,714,285
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,714,285
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12.	TYPE OF REPORTING PERSON IN

 CUSIP No. 74348X103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin F. Flynn June 1992 Non-Exempt Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 5,714,285
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 5,714,285
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,714,285
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12.	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP No. 74348X103

Item 1.

(a)	Name of Issuer:

Prospect Global Resources Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1401 17th Street Suite 1550, Denver, Colorado 80202

Item 2.

(a) through (c):

This Schedule 13G is being filed by the Kevin F. Flynn June 1992 Non-Exempt Trust (the “Trust”) and its Trustee, Robert W. Flynn (the “Trustee”). The Trust was formed under the law of Illinois.  The Trustee is a U.S. citizen.  The principal business address of the Trust and the Trustee is 222 W. Adams St. Suite 2250, Chicago, IL 60606.

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP No.:

7434X103

Item 3  If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act.

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act.

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act.

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: 5,714,285 shares.

(b)	Percent of class: 8.1% (based on 70,714,468 shares outstanding as of November 14, 2012 as reported on the Issuer’s Report on Form 10-Q filed for the quarter ended September 30, 2012.)

(c)	Number of shares as to which the Trust and the Trustee have:

(i)	Sole power to vote or to direct the vote: -0-.

(ii)	Shared power to vote or to direct the vote: 5,714,285

(iii)	Sole power to dispose or to direct the disposition of: -0-.

(iv)	Shared power to dispose or to direct the disposition of: 5,714,285

Item 5.	Ownership of 5 Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 19, 2012.

/s/ Robert W. Flynn
Name: Robert W. Flynn

KEVIN F. FLYNN JUNE 1992 NON-EXEMPT TRUST
By: /s/ Robert W. Flynn
Name: Robert W. Flynn
Title: Trustee

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Prospect Global Resources Inc.

EXECUTED as of this 19th day of November, 2012.

/s/ Robert W. Flynn
Name: Robert W. Flynn

KEVIN F. FLYNN JUNE 1992 NON-EXEMPT TRUST
By: /s/ Robert W. Flynn
Name: Robert W. Flynn
Title: Trustee